

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

January 29, 2010

*By U.S. Mail and Facsimile to: (212) 270-1604*

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **Re:     JPMorgan Chase & Co.**
> **Form 8-K filed January 15, 2010**
> **File No. 001-05805**

Dear Mr. Cavanagh:

We have reviewed the above-referenced filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 15, 2010

1. Please tell us, and disclose in future filings, how you establish repurchase reserves for various representations and warranties that you have made to various parties, including the GSE's, monoline insurers and any private loan purchasers.  Please ensure your response addresses the following areas:

- The specific methodology employed to estimate the allowance related to various representations and warranties, including any differences that may result depending on the type of counterparty to the contract.

- Discuss the level of allowances established related to these repurchase requests and how and where they are classified in the financial statements.

- Discuss the level and type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim.

- Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

- Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.

2. We note your disclosure on page two of your release filed as part of Exhibit 99.1 about the number of modifications you have performed during 2009. Please tell us, and discuss in future filings, how modifications impact the timing of the recording of the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology. Additionally, discuss how the high level of re-defaults of the loan modifications performed thus far is factored into your allowance for loan losses.

3. We note your disclosure in footnote (d) to the Retail Financial Services table on page 12 of your earnings release supplement filed as part of Exhibit 99.2. Please confirm that you exclude the allowance for loan losses related to purchased credit-impaired loans in your calculation of "allowance for loan losses to ending loans retained excluding purchased credit-impaired loans" and the "allowance for loan losses to nonperforming loans retained." If not, please tell us why, and provide more clear disclosure regarding this fact. Also, please clarify whether you classify a portion of the purchased credit-impaired loans as nonperforming once you determine an allowance for loan losses is necessary for this portfolio, and if not, please tell us why.

4. Please tell us, and clarify your disclosure in future filings, your policy for classifying credit card loans as nonperforming. In this regard, we note that your table on page 30 of your earnings release supplement filed as part of Exhibit 99.2 indicates a very nominal amount of credit-card reported loans that are classified as nonperforming, but your disclosure included as part of footnote (b) to the table on page 30 does not

indicate that nonperforming loans and assets excludes credit card loans. Additionally, given that these types of loans are rarely classified as nonperforming, but a significant portion of the allowance for loan losses relates to credit card loans, please tell us why you believe it is appropriate in your allowance to nonperforming loan ratios (such as those on page 32 of your release) to include the allowance allocated to these types of loans. We note that if the allowance to nonperforming loan ratios were revised to exclude the allowance for loan items, which are never included as nonperforming, the ratios would likely be significantly different and it is possible that different trends could exist. Please advise, and ensure that your disclosures in future filings are clear on how these amounts are calculated.

\* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen at (202) 551-3697 or me at (202) 551-3423 if you have questions regarding our comments.


Sincerely,


Amit Pande
Accounting Branch Chief